Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AMC Networks Inc.:

We consent to the use of our report dated March 15, 2012, with respect to the consolidated balance sheets of AMC Networks Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ (deficiency) equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, which report appears in the December 31, 2011 annual report on Form 10-K of AMC Networks Inc. incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-3.

/s/ KPMG LLP

New York, New York

December 10, 2012